Syneron and EuropeLabs Announce Distribution Agreement for North American Spa Markets

Syneron elôs(TM) Products to Make Significant Impact on Growing Spa Industry

YOKNEAM, ISRAEL and MONTREAL, CANADA -- 08/09/2005 -- Syneron Medical, Ltd. (NASDAQ: ELOS) announced today that it has selected EuropeLab, Inc.'s Platinum Equipment Division, a leading distributor of cosmetic products and equipment, as its North American distributor for the Dental Spa, Day Spa, Aesthetic and Chiropractic Spa markets.

Under the terms of the agreement, EuropeLabs/Platinum Equipment Division, one of the largest distributors of specialized equipment for the spa market, will now distribute Syneron's VelaSmooth™ and the Pitanga™ systems to the spa market in North America. The VelaSmooth was recently cleared by the US FDA as an innovative medical device to reduce the appearance of cellulite. The Pitanga is a spa-exclusive machine that provides skin treatments, including the treatment of benign superficial and vascular lesions, and eliminates unwanted hair. Both systems are based on Syneron's elôs™ technology, which combines light and bi-polar radio frequencies for the treatment of multiple cosmetic conditions.

"With a client base of more than 4,200 day spas, spas and other aesthetic clinics, Europe Labs/Platinum Equipment has earned the reputation as the leader in 'one-stop-shopping' for top equipment and skincare products to the traditional and emerging spa markets," remarked Daniel Fields, Syneron's Head of New Business Development. "We feel strongly that their goals and capabilities uniquely complement those of Syneron."

"Syneron is the world's fastest growing manufacturer of light-based cosmetic technology. We are pleased that they have looked to EuropeLabs/Platinum Equipment as a strategic partner in their penetration of spa markets," said Manon Pilon, founder, EuropeLabs.

About EuropeLab

EuropeLab is headquartered in Montreal, Canada and is an exclusive supplier of specialized equipment and skin care products to more than 4,200 day spas, spas and other aesthetic clinics throughout North America. In addition to the new line of Syneron products, EuropeLab's brands include: Methode Physiodermie®, a full range of sophisticated and scientifically advanced skin care products from Switzerland, ActivaDerme® an exclusive line of high quality natural nutritional supplements for the skin, and Alaska® products, a full range of spa equipment. Additional information can be found at www.derme.ca, www.platinumequipment.com and www.methodephysiodermie.com

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by elôs, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, VelaSmooth, Pitanga and elôs are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Domenic Serafino
President, Syneron North America.
905-886-9235, ext. 247
doms@syneron.com

Manon Pilon
Founder of EuropeLab, Inc.
(800) 263-8888 or (514) 333-8282
manon@methodephysiodermie.com